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                             January 20, 2022

       Daniel Carlson
       Principal Executive Officer
       VS Trust
       2000 PGA Boulevard, Suite 4440
       Palm Beach Gardens, FL 33408

                                                        Re: VS Trust
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form S-1
                                                            Filed January 6,
2022
                                                            File No. 333-248430

       Dear Mr. Carlson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Important Information About the Funds, page 15

   1. Please add disclosure here that you are not a registered investment company and that shareholders will not
be afforded the protections associated with ownership of shares of an investment company
registered under the Investment Company Act of 1940.
       Special Note Regarding Recent Market Events, page 20

   2. Please revise the second paragraph of this section to clarify that there is no assurance that governments will
intervene in the future which could have an impact on performance and the ability to meet
investment objectives.
 Daniel Carlson
VS Trust
January 20, 2022
Page 2
Potential negative impact from rolling futures positions, page 34

3. We note that you define and describe the terms "contango" and "backwardation" using different terminology and phrasing in each instance in this risk factor. Please revise to define and describe these terms using clear and consistent terminology. Margin requirements for VIX futures contracts, page 35

4. Please revise the risk factor to provide a clear and complete description of the risks associated with a margin call. In that regard, please clarify that if a margin call is not met
       in time, the FCM may close out the Fund   s position, which may result
in reduced returns
       to the Fund   s investors or impair the Fund from achieving its
investment objective.
       You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or John Spitz,
Staff Accountant, at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202)
551-3217 or Justin Dobbie, Acting Office Chief, at (202) 551-3469 with any other questions.



                                                              Sincerely,
FirstName LastNameDaniel Carlson
                                                              Division of
Corporation Finance
Comapany NameVS Trust
                                                              Office of Finance
January 20, 2022 Page 2
cc:       Barry Pershkow, Esq.
FirstName LastName